SC 13D/A Filing

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Xura Inc
------------------------------------------------------------
(Name of Issuer)


Common Stock
------------------------------------------------------------
(Title of Class of Securities)


98420v107
------------------------------------------------------------
(CUSIP NUMBER)


Daniele Beasley
Cove Street Capital LLC
2101 E El Segundo Boulevard
Suite 302
El Segundo, CA 90245
Tel No. 424.221.5897
------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


October 2, 2015
-----------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP:  98420v107

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1  NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
   PERSONS (ENTITIES ONLY)

   Cove Street Capital, LLC I.R.S. IDENTIFICATION NO 27-5376591

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
							(a)  [   ]
   N/A							(b)  [   ]

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3	SEC USE ONLY

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4	SOURCE OF FUNDS

	00
---------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                      [   ]

      N/A

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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NUMBER OF	7	SOLE VOTING POWER		O
SHARES		---------------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER		883,281
OWNED BY	---------------------------------------------
EACH		9	SOLE DISPOSITIVE POWER		0
REPORTING       ---------------------------------------------
PERSON WITH	10	SHARED DISPOSITIVE POWER	883,281

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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	883,281

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*						[    ]

---------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.5%

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14	TYPE OF REPORTING PERSON

	IA


This Amendment No. 2 to Schedule 13D (''Amendment No. 2'') is being filed to amend the Statement on Schedule 13D filed on May 6, 2015 (the ''Original 13D''), as amended by Amendment No 1. to Schedule 13D filed on August 28th, 2015 (''Amendment No. 1''), to reflect a change in beneficial ownership of Common Stock by an amount in excess of one percent of the total number of shares of Common Stock outstanding. Except as specifically provided herein, this Amendment No. 2 modifies the Original Schedule 13D and Amendment No. 1 in their entirety.

As a result of the transactions disclosed herein, the Reporting Person beneficially owns less than 5% of the outstanding Common Stock of the Issuer. Consequently, this Amendment No. 2 constitutes an exit filing and the related reporting obligations for the Reporting Person relating to the Common Stock have ceased.

Effective September 9, 2015, the Issuer changed its name from Comverse, Inc. (CUSIP 20585p105) to Xura, Inc.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock of Xura, Inc. The address of the Issuers principal executive offices is:

200 Quannapowitt Parkway, Wakefield, MA 01880

Item 2.	Identity & Background

a)	This statement on Schedule 13D is being filed pursuant to Rule 13d-1
	under the Securities Exchange Act of 1934, as amended, by Cove Street Capital, LLC (CSC).

b)	The address of the principal office of Cove Street Capital, LLC is:
	2101 E El Segundo Boulevard, Suite 302, El Segundo, CA 90245

c)	The principal business of CSC is as an Investment Adviser.

d)	CSC, nor any of its members has, during the last five years, been
	convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	CSC, nor any of its members was, during the last five years, a party to
	a civil proceeding of a judicial or administrative body of competent
	jurisdiction and, as a result of such proceeding, was or is subject to
	a judgment, decree or final order (1) enjoining future violations of, or
	prohibiting or mandating activities subject to, federal or state securities
	laws, or (2) finding any violation with respect to such laws.

f)	Cove Street Capital, LLC, a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

CSC in its capacity as an Investment Adviser will purchase on behalf of its clients. No monies are borrowed for such an acquisition.

Item 4.	Purpose of Transaction

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts in which CSC has discretionary investment and voting power.

Item 5.	Interest in Securities of the Issuer

a) & b)	CSC has discretionary investment and voting power on 883,281 shares of
	Common Stock which constitutes approximately 3.5% of the shares outstanding.
	All percentages set forth herein are based upon a total of 25,058,741 shares
	of Common Stock outstanding as of August 31, 2015 as reported in the Issuer's
	quarterly report on Form 10-Q filed with the SEC on September 9, 2015.

c)	CSC has effected transactions, on behalf of its clients, in the following
	shares of Common Stock of the Issuer ("CNSI" prior to 9/9/2015) in the last
	60 days.

Date of Transaction	Buy/Sell	Share Amount	Price Per Share
							(average px)

8/13/2015		sl		100000		19.05
8/18/2015		sl		1300		19.40
8/19/2015		sl		17270		19.37
8/21/2015		sl		18500		18.68
8/24/2015		sl		13000		18.09
8/26/2015		sl		84870		18.47
8/26/2015		by		270		18.30
8/27/2015		sl		19530		18.87
9/2/2015		sl		16600		18.00
9/9/2015		sl		4777		19.28
9/10/2015		sl		10000		20.21
9/14/2015		by		120		21.29
9/17/2015		sl		20200		22.13
9/18/2015		sl		15767		22.05
9/21/2015		sl		29349		22.04
9/23/2015		sl		12928		22.48
9/24/2015		sl		9744		22.49
9/25/2015		sl		15100		22.49
9/28/2015		sl		3800		21.78
9/28/2015		sl		31600		21.79
9/29/2015		sl		11013		22.03
9/30/2015		sl		1200		21.99
9/30/2015		sl		16500		22.11
10/1/2015		sl		20000		22.06
10/2/2015		sl		35289		22.01
10/5/2015		sl		22523		22.11
10/5/2015		sl		7675		21.90

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among CSC, or between any third party, with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2015

Cove Street Capital, LLC

By:  /S/ Daniele Beasley
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Daniele Beasley, President & CCO